SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

Ault Disruptive Technologies Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

05150A104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Ault Disruptive Technologies Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,875,000
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,875,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,875,000(1) (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Represents 2,875,000 shares of the Issuer’s common stock, par value $0.001 per share (“Common Stock”) acquired pursuant to a Securities Subscription Agreement by and between Ault Disruptive Technologies Company, LLC (the “Sponsor”) and the Issuer.
(2)	The aggregate amount does not reflect the 7,100,000 shares of Common Stock underlying the 7,100,000 private placement warrants directly held by the Sponsor (the “Private Placement Warrants”) because the Private Placement Warrants are not exercisable within 60 days.

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1	NAME OF REPORTING PERSONS BitNile Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,876,200
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,876,200
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,876,200(1) (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Represents (i) 2,875,000 shares of Common Stock acquired pursuant to a Securities Subscription Agreement by and between the Sponsor and the Issuer and (ii) 1,200 shares of Common Stock held directly by Digital Power Lending, LLC (“DPL”).
(2)	The aggregate amount does not reflect the (i) 7,100,000 shares of Common Stock underlying the 7,100,000 Private Placement Warrants directly held by the Sponsor and (ii) the 900 shares of Common Stock underlying the 900 warrants (the “Warrants”) directly held by DPL because the Private Placement Warrants and the Warrants are not exercisable within 60 days.

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1	NAME OF REPORTING PERSONS Digital Power Lending, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,200
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,200
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200(1) (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than one percent
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Represents 1,200 shares of Common Stock.
(2)	The aggregate amount does not reflect the 900 shares of Common Stock underlying the 900 Warrants directly held by DPL because the Warrants are not exercisable within 60 days.

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1	NAME OF REPORTING PERSONS Milton C. Ault III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,876,200
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,876,200
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,876,200(1) (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Represents (i) 2,875,000 shares of Common Stock acquired pursuant to a Securities Subscription Agreement by and between the Sponsor and the Issuer and (ii) 1,200 shares of Common Stock held directly by DPL.
(2)	The aggregate amount does not reflect the (i) 7,100,000 shares of Common Stock underlying the 7,100,000 Private Placement Warrants directly held by the Sponsor and (ii) the 900 shares of Common Stock underlying the 900 Warrants directly held by DPL because the Private Placement Warrants and the Warrants are not exercisable within 60 days.

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Item 1(a).	Name of Issuer:

Ault Disruptive Technologies Corporation, a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

11411 Southern Highlands Parkway, Suite 240

Las Vegas, Nevada 89141

Item 2(a).	Name of Person Filing:

This statement is filed by Ault Disruptive Technologies Company, LLC, a Delaware limited liability company, BitNile Holdings, Inc., a Delaware corporation (“BitNile”), Digital Power Lending, LLC, a California limited liability company and Milton C. Ault III. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

The Sponsor and DPL are wholly-owned subsidiaries of BitNile. Mr. Ault is the Executive Chairman of BitNile. By virtue of these relationships, BitNile and Mr. Ault may be deemed to beneficially own the Shares (as defined below) owned directly by the Sponsor and DPL.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal office of each of the Sponsor, BitNile and Mr. Ault is 11411 Southern Highlands Parkway, Suite 240, Las Vegas, Nevada 89141. The address of the principal office of DPL is 940 South Coast Drive, Suite 200, Costa Mesa, California 92626.

Item 2(c).	Citizenship:

The Sponsor and BitNile are organized under the laws of the State of Delaware. DPL is organized under the laws of the State of California. Mr. Ault is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Shares”).

Item 2(e).	CUSIP Number:

05150A104.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

☒	Not applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

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(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of the close of business on December 31, 2021:

(i)	The Sponsor directly owned 2,875,000 Shares;

(ii)	Each of BitNile and Mr. Ault, the Executive Chairman of BitNile, may be deemed to beneficially own the 2,875,000 Shares owned directly by the Sponsor and the 2,100 Shares owned directly by DPL, constituting an aggregate of 2,876,200 Shares beneficially owned by each of BitNile and Mr. Ault; and

(iii)	DPL directly owned 1,200 Shares.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

(b)	Percent of class:

The following percentages are based on 14,375,000 Shares outstanding as of December 15, 2021, which is the total number of Shares outstanding as reported in the Issuer’s prospectus on Form 424(b)(4) filed with the Securities and Exchange Commission on December 16, 2021 and the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 20, 2021.

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As of the close of business on December 31, 2021, (i) each of the Sponsor, BitNile and Mr. Ault may be deemed to beneficially own approximately 20.0% of the outstanding Shares and (ii) DPL may be deemed to beneficially own less than one percent of the outstanding Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote:

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of:

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of:

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable as filing is being made pursuant to Rule 13d-1(d).

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SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022	AULT DISRUPTIVE TECHNOLOGIES COMPANY, LLC

	By:	/s/ HENRY C.W. NISSER
		Name:	Henry C.W. Nisser
		Title:	Manager

BITNILE HOLDINGS, INC.

By:	/S/ MILTON C. AULT III
	Name:	Milton C. Ault III
	Title:	Executive Chairman

DIGITAL POWER LENDING, LLC

By:	/S/ DAVID J. KATZOFF
	Name:	David J. Katzoff
	Title:	Manager

/S/ MILTON C. AULT III
MILTON C. AULT III

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